EXHIBIT (c)  (5)

CONFIDENTIAL INFORMATION MEMORANDUM

May 2003

Confidential Information Memorandum

This Confidential Information Memorandum (“Memorandum”) is being furnished to a limited number of parties who may be interested in pursuing discussions with Championship Auto Racing Teams, Inc. (“CART” or the “Company”) regarding a possible transaction involving CART. The sole purpose of this Memorandum is to assist the recipient in deciding whether to proceed with a further investigation of the Company. This Memorandum does not purport to contain all the information that a prospective interested party may desire in investigating the Company, and any recipient hereof should conduct their own analysis of the Company and the data contained or referred to herein.

By accepting this Memorandum, the recipient acknowledges that the information contained herein or made available in connection with any further investigation of the Company is confidential and subject to the terms of a Confidentiality Agreement between the recipient and CART (the “Confidentiality Agreement”). The recipient should become familiar with this obligation and the other obligations that the recipient is subject to pursuant to the Confidentiality Agreement. This Memorandum may not be photocopied, reproduced or distributed to others at any time without the prior written consent of CART or Bear, Stearns & Co. Inc. (“Bear Stearns”). The recipient will comply with the terms of the Confidentiality Agreement as it relates to this Memorandum and other evaluation material.

This Memorandum has been prepared for informational purposes relating solely to potential discussions between the recipient and CART. All information set forth in this Memorandum has been prepared from information furnished to Bear Stearns by the Company and from publicly available sources. The contents of this Memorandum, including the estimates and projections of future financial and operating performance of the Company, and any additional evaluation material made available in connection with any further investigation of the Company, have not been independently verified by Bear Stearns. Such projections are forward-looking and are based upon a number of assumptions, some or all of which may not be realized. There can be no assurance that such projections will be realized, and the actual results of the Company may vary materially from such projections. Neither the Company nor any of its affiliates nor Bear Stearns makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this Memorandum or any additional evaluation material made available in connection with any further investigation of the Company. The Company and Bear Stearns expressly disclaim any and all liability which may be based on such information, errors therein or omissions there from. The recipient can only rely on the results of its own investigation and the representations and warranties made to it by the Company in any definitive agreement that may be executed in connection with a possible transaction.

In furnishing this Memorandum, neither CART nor any of its affiliates nor Bear Stearns undertakes any obligation to update or otherwise revise this Memorandum or to provide the recipient with access to any additional evaluation material. This Memorandum shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has been no change in the business affairs of the Company since the date hereof or since the dates as of which information is given in this Memorandum.

The Company reserves the right to negotiate with one or more parties at any time and to enter into a definitive agreement, without prior notice to the recipient or any other party. The Company reserves the right to reject any proposal that may be submitted and to terminate, at any time, discussions with any or all parties and further participation in the investigation and process by any or all parties. Furthermore, the Company reserves the right to modify, at any time, the schedule of and any procedures relating to this process without assigning any reason therefore.

Bear Stearns has been retained as financial advisor to the Company. All communications, inquiries and requests should be addressed to any of the individuals at Bear Stearns listed on the following page. In no case should the Company or any of its employees be contacted directly.

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Bear, Stearns & Co. Inc.

383 Madison Avenue
New York, New York 10179

Telephone: (212) 272-2000

Real Estate, Gaming, Lodging and Leisure

Tom Harney	Steven Marks	David Yim	Summer Nemeth
Managing Director	Vice President	Associate	Analyst

Tel: (212) 272-3013	Tel: (212) 272-2850	Tel: (212) 272-3928	Tel: (212) 272-8688
Fax: (212) 881-9899	Fax: (212) 881-9635	Fax: (212) 881-9996	Fax: (212) 881-9952

Mergers & Acquisitions
Charles Edelman Senior Managing Director

Tel: (212) 272-3831 Fax: (212) 881-9904

Book Number

Issued To

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Company Overview

Introduction

Championship Auto Racing Teams, Inc. (“CART” or the “Company”) has retained Bear, Stearns & Co. Inc. (“Bear Stearns”) as its financial advisor to assist in exploring its strategic alternatives. The Company is publicly traded on the New York Stock Exchange under the symbol “MPH.” The Company is incorporated in Delaware, began operations in 1978, and is headquartered in Indianapolis, Indiana.

Business Description

CART owns, operates and sanctions the premier open-wheel motorsports series in North America — known as the Bridgestone Presents the Champ Car World Series Powered By Ford (“Champ Car” or “Champ Car World Series”). With speeds of up to 240 miles per hour, Champ Car open-wheel racing is among the fastest forms of closed-circuit auto racing available to motorsports audiences, providing intense excitement and competition. The Champ Car World Series offers a marketing platform for the Company’s sponsors, teams, drivers and events on a local, national, and international basis. CART is best known for its street course races in major urban areas which have the potential to generate substantial marketing exposure. For a variety of reasons described in this memorandum, CART has traditionally attracted a younger, more affluent, and more international demographic fan base than other racing series in the United States.

The Company is responsible for organizing, marketing and staging each of the races in the Champ Car World Series. At certain events, CART acts as promoter or co-promoter of the event. CART also owns, operates and sanctions the Toyota Atlantic Championship, a development series for the Champ Car World Series.

CART — “A Market Delivery System"

In the rapidly changing marketing world of the 21st Century, where companies increasingly seek enhanced returns on their sponsorship investments, CART is positioned to offer the most efficient “Market Delivery System” of any motorsports sanctioning body in North America.

Whereas CART was previously just a sanctioning body, it has transformed itself over the past 15 months into a marketing company, promotional company, public relations “vehicle,” and business facilitation organization for sponsors, in addition to sanctioning motor car races.

As a result of its major market venues in Canada, Mexico and the United States, CART can “deliver” access to the world’s single largest purchasing market, North America, to existing and potential sponsor partners.

Within the North American market exists one of the world’s fastest growing secondary markets, the Hispanic/Latino market. CART, as a result of its Hispanic/Latino driver line-up and its combination of events in Mexico and major United States Hispanic markets, controls a unique and valued market position.

Coupled with its North American strategic sports marketing focus, CART currently visits England and Germany in the European Economic Community and Australia and currently plans to expand into either Korea or China in the Pacific Rim in 2004/5. This provides an enhanced value to any

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multi-national marketing organization which seeks to reach three of the most powerful purchasing blocks in the world.

Historical Summary

Open-wheel racing, CART-style, stands as the longest continually scheduled major motorsports championship in the world, dating back to the early 1900s. The first American automobile race took place in 1895, and the American Automobile Association (“AAA”) began sanctioning major races in 1904. The AAA sanctioned races through the 1955 season at which time the United States Auto Club (“USAC”) became the official sanctioning body. In the 1970s, race team owners became increasingly concerned about escalating costs, limited promotional activities and concentration solely on the Indianapolis 500. As a result, in November 1978, a group of 18 of the 21 team owners left USAC to form CART and the Champ Car World Series. The group included team owners who desired greater participation in the rule-making and administrative processes concerning open-wheel racing in the United States. In its 1979 inaugural season, Champ Car staged 13 races and crowned Rick Mears as its first champion and since then has proven to be one of the most competitive open-wheeled racing series in the world.

Management

In December 2001, CART hired Christopher R. Pook as Chief Executive Officer, a long-standing race industry professional, to restore its profitability. Since then, he has worked closely with the Board of Directors, most of who have significant industry experience, to revamp CART’s business plan.

David Clare joined CART as Chief Operating Officer in December 2002. He has been in the motorsport industry since 1979, including 10 years with Formula One reporting directly to Bernie Ecclestone. Most recently, Mr. Clare worked in investor relations and sports marketing at Burson-Marsteller, a South Korea-based communications firm.

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Racing Products

Champ Car World Series

CART conducts its races on four different types of tracks, requiring teams and drivers competing in the Champ Car World Series to employ a variety of skills to succeed on different courses. Each race in the Champ Car World Series is organized as a weekend event offering spectators the opportunity to enjoy a Champ Car race and a full weekend of other motorsports-related entertainment. Most of CART’s events include additional races, such as the Toyota Atlantic Championship and the Barber Dodge Pro Series (an entry-level professional racing series providing drivers to the Toyota Atlantic Championship). CART’s events also include practice and qualifying rounds for all racing events and automotive and general entertainment demonstrations and displays. As a result, race weekends provide corporate sponsors and other businesses a number of different opportunities to entertain their customers and employees.

Currently, the Champ Car World Series features 19 racing events held on four different types of tracks: superspeedways, ovals, temporary street courses, many of which are in top urban settings, and permanent road courses. Superspeedways are banked ovals of two miles or more in distance. Oval tracks are closed circuits, less than two miles in distance, which are often “banked” at varying angles. Temporary street courses are the hallmark of Champ Car racing and are typically built on closed-off downtown streets of major cities, but can also be built on airport runways or similar facilities that have a primary purpose other than as a motorsports venue. Permanent road courses are raceways built solely for motorsports racing and are designed with varying turns, straight-aways and elevation changes to simulate driving on a road. Each racing event is held at a different location and races will be held in 6 different countries in 2003 (US, Canada, Mexico, England, Germany, Australia) with 16 of the 19 races held in North America. The 2003 racing event schedule is shown on the following page.

Toyota Atlantic Championship

The Toyota Atlantic Championship open-wheel series serves as the top rung on the Champ Car Driver Development Ladder System. This system serves to help young drivers rise from the grassroots level of racing up to the Champ Car World Series. Throughout the 2003 12-race season, the Toyota Atlantic drivers will compete on a variety of courses in the United States, Canada and Mexico, including 11 races with the Champ Car World Series, and one stand alone event at the historic Grand Prix Trois-Rivieres in Quebec. As with all CART series, drivers must master racing on ovals, temporary street courses and permanent road courses. Toyota Atlantic’s international flavor is rooted in a 30-year tradition of attracting drivers from the United States, Canada, Great Britain, Australia, New Zealand, Asia, Japan, Argentina, Brazil and South Africa. In 2001, Toyota extended is sponsorship contract through 2004.

The Toyota Atlantic Championship has a rich 30-year history of providing one of the most recognized stepping stones to a career in international motorsports competition. Notable champions such as Bobby Rahal and Danny Sullivan were the stars in the late 1970’s, followed by a younger generation of successful drivers such as:

• Jacques Villeneuve	• Patrick Carpentier
• Jimmy Vasser	• Alex Barron
• Michael Andretti	• Memo Gidley
• Richie Hearn	• Alex Tagliani

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2003 Champ Car World Series Racing Schedule

February 23 Grand Prix of St. Petersburg Streets of Downtown St. Petersburg, Florida	July 27 Molson Indy Vancouver Concord Pacific Place, Vancouver, BC Canada

March 23 Tecate/Telmex Grand Prix Fundidora Park, Monterrey, Mexico	August 3 Mario Andretti Grand Prix at Road America Elkhart Lake, Wisconsin

April 13 Toyota Grand Prix of Long Beach Streets of Long Beach, California	August 10 Champ Car Grand Prix at Mid-Ohio Mid-Ohio Sports Car Course, Lexington, Ohio

May 5 London Champ Car Trophy Brands Hatch, Kent, United Kingdom	August 24 Molson Indy Montreal Circuit Gilles Villeneuve, Montreal, Canada

May 11 German 500 EuroSpeedway, Lausitz, Germany	August 31 Grand Prix of Denver Streets of Denver, Colorado

May 31 Milwaukee Mile 250 The Milwaukee Mile, West Allis, Wisconsin	September 28 Grand Prix Americas Bayfront Park, Miami, Florida

June 15 Grand Prix of Monterey Mazda Raceway Laguna Seca, Monterey, California	October 12 Grand Premio Telmex/Gigante Presented by Banamex/Visa Autódromo Hermanos Rodríguez, Mexico City, Mexico

June 22 Grand Prix of Portland Featuring the G.I. Joe’s 200 Portland International Raceway, Portland, Oregon	October 26 Lexmark Indy 300 Gold Coast, Queensland, Australia

July 5 U.S. Bank Presents The Cleveland Grand Prix Burke Lakefront Airport, Cleveland, Ohio	November 2 Champ Car 500 California Speedway, Fontana, California

July 13 Molson Indy Toronto Exhibition Place, Toronto, ON Canada

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Below is a chart depicting the relationship between CART and its sponsors, team owners, fans, and promoters.

CART’s Charter and Positioning

End Beneficiaries are the racing fans & consumers. CART, the sponsors & the franchisers derive value from CART Charter & Positioning & provide value to them. Focus on sponsor customers Add value by enhancing branding & marketing of Champ Car Racing Global Sponsors Ensure franchise engines are These are CART’s continuously operating & create primary customers anticipatory demand for franchises Govern equitably to bring racing back to the fans CART is the governing/ franchising body ensuring that product & brand are Racecar team Event Promoter maintained owner is a is a franchisee of franchisee of the the CART brand CART brand of & product racing

Champ Car Teams

There are currently 13 ownership teams that compete in the Champ Car Series. The recognizable names of the team owners contribute to the overall entertainment value of CART. They include household names such as Adrian Fernandez, Paul Newman, David Letterman, U.E. “Pat” Patrick, Carl Haas and Bobby Rahal. In most instances, team owners underwrite the financial risk of placing their teams in competition, contract with drivers, acquire racing vehicles and support equipment, employ pit crews and mechanics and syndicate sponsorship of their teams. For the 2003 racing season, participating teams will receive entrant support and team assistance payments from CART. Team owners are free to pursue their own sponsorship arrangements to support the financial requirements of team operation. Team owners generally receive income primarily from sponsorships, a percentage of prize money won and support payments from the sanctioning body (CART). Below is a list of the current teams, owners, and managers.

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CART Teams

Team	Owner(s)	Team Manager

American Spirit Team Johansson	Stefan Johansson	Rob Hill
Dale Coyne Racing	Dale Coyne	John Bright
Fernandez Racing	Adrian Fernandez, Tom Anderson	Gustavo del Campo
Fittipaldi-Dingman Racing	Emerson Fittipaldi, James Dingman	Chris Mower
Herdez Competition	Enrique Hernandez Pons, Hector Hernandez Pons, Keith Wiggins, Merle Bettenhausen, Russ Breeden	Vince Kremer
Mi-Jack Conquest Racing	Eric Bachelart, Mike Lanigan	Chris Mower
Newman/Haas Racing	Paul Newman, Carl Haas	John Tzouanakis
PK Racing	Craig Pollock, Kevin Kalkhoven	Russell Cameron
Player’s/Forsythe Racing	Player’s Ltd., Gerald Forsythe	Neil Micklewright
Rocketsports Racing	Paul Gentilozzi	Phil Howard
Team Rahal	Bobby Rahal, David Letterman	Scott Roembke
Visteon/Patrick Racing	U.E. “Pat” Patrick	Jim McGee
Walker Racing	Derrick Walker	Rob Edwards

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Champ Car Drivers

There are 19 drivers on the Champ Car World Series backed by the 13 ownership teams. The diversity of the driver pool adds to CART’s worldwide appeal. In 2003, drivers will represent 10 different countries: France, Great Britain, Portugal, Spain, Mexico, Canada, Brazil, Switzerland, Malaysia and the United States. The table below lists the individual drivers, country, and team affiliation.

Driver Roster

No.	Driver	Country	Team	Primary Sponsor

2	Sebastien Bourdais	France	Newman/Haas Racing	Lilly Ford-Cosworth/Lola/Bridgestone
19	Joel Camathias	Switzerland	Dale Coyne Racing	City of Lugano
32	Patrick Carpentier	Canada	Player’s/Forsythe Racing	BAT
55	Mario Dominguez	Mexico	Herdez Competition	Quaker State
51	Adrian Fernandez	Mexico	Fernandez Racing	Tecate/Quaker State/Telmex
34	Mario Haberfeld	Brazil	Mi-Jack Conquest Racing	Mi-Jack
31	Ryan Hunter-Reay	USA	American Spirit Team Johansson	Mertin Energy Drink
9	Michel Jourdain Jr.	Mexico	Team Rahal	Gigante
1	Bruno Junqueira	Brazil	Newman/Haas Racing	PacifiCare/Ford–Cosworth/Lola/Bridgestone
5	Rodolfo Lavin	Mexico	Walker Racing	Corona
27	Patrick Lemarie	France	PK Racing	Scientific Atlanta
15	Darren Manning	England	Walker Racing	R.A.C.
7	Tiago Monteiro	Portugal	Fittipaldi-Dingman Racing	Rapidtron
4	Roberto Moreno	Brazil	Herdez Competition	Quaker State
20	Oriol Servia	Spain	Visteon/Patrick Racing	Visteon
33	Alex Tagliani	Canada	Rocketsports Racing	Johnson Controls
3	Paul Tracy	Canada	Player’s/Forsythe Racing	BAT
12	Jimmy Vasser	USA	American Spirit Team Johansson	Mertin Energy Drink
11	Alex Yoong	Malaysia	Dale Coyne Racing	Malaysia

Fan Base and Demographics

In 2002, the series broke its single-event and full-season attendance records, drawing, according to the Joyce Julius Sponsors Report, more than 2.6 million fans to Champ Car races versus an average of 2.4 million fans per year over the last 10 years. In 2002, Champ Car races were televised in 156 countries with total viewership for all races, re-airs and support programming in the United States, as estimated by A.C. Nielsen, of 21.3 million viewers.

The Company has in place domestic television arrangements with CBS and Speed Channel for 2003 with 6 races being aired on CBS and the remainder on the Speed Channel whereby CART will buy the air-time and pay for production for races shown on CBS, and Speed Channel will provide the air-time and CART will pay for production for races broadcast on their network. CART receives

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the advertising inventory for all shows aired on both networks and is responsible for selling the advertising.

CART’s fan base exhibits key demographic traits that are appealing to many potential sponsors particularly for automotive and male-oriented products. This demographic is relatively affluent, predominantly male (81.6%), and well distributed amongst age groups. Champ Car attendees and TV viewers also have higher household income, are more likely to own multiple vehicles, and are more likely to purchase luxury vehicles and performance brand tires than the US population in general. In addition, CART’s fan base has a higher average household income and is more educated than IRL or NASCAR viewers. Additionally, the majority of CART’s viewers are married, creating a broader audience that can be sold to potential sponsors.

Below is a chart of CART’s comparative demographics in relation to its primary domestic autoracing competitors. Please see Appendix A for detailed information regarding CART’s fan base demographics.

CART’s Demographic Strengths(1)

Average household income: $50K $55K $60K $65K $70K $75K $80K $85K $90K n CART fans are more affluent than Percent NASCAR & IRL married: 50% 52% 54% 56% 58% 60% 62% 64% 66% 68% 70% fans n CART fans are significantly better educated than NASCAR Percent and IRL fans college educated: 20% 22% 24% 26% 28% 30% 32% 34% CART NASCAR IRL

(1)	Source: Bain & Co.

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Sponsors

Champ Car has historically been title-sponsored by strong global brand companies including Federal Express, Bridgestone, Ford and major telecom and technology companies. A list of current major sponsors is shown below:

Major Sponsors-2003

Bridgestone, Title Sponsor
Ford, Title Sponsor
Motorola
Simple Green
Featherlite Trailers
Bombardier Skyjet
PacifiCare Health Systems
Racing Radios
Holland America Line
Kangaroo

Promotion

In 2001, a key global sponsorship contract was breached by a marketing organization handling CART’s global sponsorship and promotional activities. Subsequent to that event, CART experienced significant management turnover, and elected to produce its own television content and sell television advertisements directly. In addition, CART has entered the race promotion and co-promotion business to better control its own venues and content. CART did not participate materially in these lines of business before 2002.

Primary Autoracing Competition

In the United States, CART competes in certain markets with the Indy Racing League (“IRL”), another open-wheel racing league, controlled by the Hulman George Family of Indianapolis. In 2003, the IRL is scheduled to run 16 races including the Indianapolis 500, 15 of which are held at venues in the United States and 1 held in Japan.

Formula One, founded in 1950, is the dominant open-wheel racing series in Europe, and has best capitalized on the broad international appeal of open-wheel racing. Formula One boasts the largest world-wide viewing audience of any sporting event with over 350 million estimated viewers per event in 2002, but only sanctions 1 race in the United States.

Professional stock car racing developed in the Southeastern United States in the 1930’s, and NASCAR has been influential in the growth and development of the sport. NASCAR is the most recognized sanctioning body of professional stock car racing in North America, sanctioning the Winston Cup and Busch Grand National stock car race series. The 2003 Winston Cup and Busch Grand National race series will include 39 and 34 races, respectively, all of which will be held in the United States.

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Financial Summary

CART showed consistent and steady financial performance and sustained growth for a number of years since going public in 1997. After 2000, the Company began experiencing declining adjusted EBITDA due to: (i) the loss of key corporate sponsorships, (ii) a reduced ability to demand high sanction fees from race promoters, and (iii) increased operating costs associated with producing its own television coverage under new contracts signed in 2001 with Fox, CBS and Speed Channel, and promoting/co-promoting previously third party-promoted racing events.

2003 is expected to be a restructuring year as the Company prepares for stabilization in 2004. CART plans to promote 6 of its racing events in 2003, up from 2 in 2002. In addition, the Company expects to spend $17.1 million on television air time and production services in 2003, compared to $11.0 million in 2002. The Company has also implemented racing team financial assistance programs to ensure the level of racing team participation necessary for creating and maintaining sponsorship relationships and fan interest. The programs, Team Assistance Payments and Entry Support Program, will require approximately $33.0 million and $8.1 million, respectively, in expenditures in 2003.

In 2004, the Company anticipates spending $10 million to support the participation of certain teams but generally expects to stabilize its business and position itself for stable growth in the years ahead. CART has initiatives in place to re-invigorate and increase the spectator appeal of its racing product, modify its television broadcasting relationships to improve ratings and mitigate the costs of producing its own coverage, and develop strategies to increase the appeal of CART to potential sponsors. CART has plans to increase the use of urban venues for its racing events in order to deliver favorable demographics to its sponsors. In addition, Champ Car is anticipating a switch to normally aspirated engines for 2005, which could enable it to target a new category of sponsors. Normally aspirated, gasoline-fueled engines are more closely associated with automotive products available to the general public than CART’s current turbo-charged, methanol-fueled engines. CART expects this closer fan and auto consumer association will be attractive to major auto-related sponsors and major gasoline companies.

Presented below are: CART’s balance sheet as of March 31, 2003; CART’s historical financial results; and management’s projected earnings and cash flow results for the years 2003 through 2006.

Management will be available to qualified parties to discuss the key factors that drive their projected financial results and the variables that affect the range of results achieved.

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Balance Sheet (unaudited)	($ in millions)

Assets	03/31/03

Current Assets
Cash and Cash Equivalents	$15.7
Short-term Investments	54.9
Accounts Receivable-Net	9.4
Other Current Assets	17.6

Total Current Assets	$97.6
Property and Equipment-Net	15.3
Non-current Deferred Income Taxes	4.2
Goodwill-Net	0.5
Other Assets	0.5

Total Assets	$118.1

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts Payable	$4.2
Long Term Debt-Current Portion	0.1
Accrued Liabilities	9.2
Deferred Revenue	9.1

Total Current Liabilities	22.5
Long Term Debt	1.7
Stockholders’ Equity	93.9

Total Liabilities and Stockholders’ Equity	$118.1

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Historical Financial Overview(1)	($ in millions)

						LTM 03/31/03
	1998	1999	2000	2001	2002	(unaudited)

Revenues
Sanction Fees	$30.4	$35.7	$38.9	$47.2	$36.6	$36.9
Sponsorship Revenue	16.4	19.2	21.1	12.3	10.2	9.5
Television Revenue	5.1	5.0	5.5	5.2	4.5	4.5
Engine Leases, Rebuilds and Wheel Sales	2.2	2.1	2.1	1.3	—	0.5
Other Revenue	8.3	6.9	7.5	4.2	1.4	1.9
Race Promotion Revenue	—	—	—	—	4.5	4.5

Total Revenues	$62.5	$68.8	$75.0	$70.3	$57.2	$57.8
Expenses
Race Distributions	$15.2	$15.3	$15.4	$18.6	$19.8	$29.8
Race Expenses	4.8	6.7	9.9	10.6	10.8	10.7
Cost of Engine Rebuilds and Wheel Sales	0.6	0.6	0.7	0.3	—	—
Administrative and Indirect Expenses	20.7	20.6	22.5	31.3	27.8	28.6
Television Expense	—	—	—	—	11.0	12.4
Race Promotion Expense	—	—	—	—	9.7	10.0
Bad Debt	—	—	6.3	—	—	—
Severance / Relocation Expense	—	—	2.8	4.3	1.4	1.4
Asset Impairment and Strategic Charges	—	—	—	8.5	—	—
Litigation Expenses	—	—	—	3.5	—	—

Total Expenses	$41.3	$43.3	$57.5	$77.3	$80.5	$92.9

Reported EBITDA	$21.2	$25.5	$17.6	($7.0)	($23.2)	($35.1)
Extraordinary Items(2)	0.0	0.0	9.1	16.2	13.1	21.1

Adjusted EBITDA	$21.2	$25.5	$26.6	$9.2	($10.1)	($14.0)

Depreciation and Amortization	0.8	1.0	1.4	1.5	1.4	1.9

Adjusted EBIT	$20.5	$24.5	$25.3	$7.7	($11.6)	($16.0)

Projected Financial Overview(3)	($ in millions)

	2003E	2004E	2005E	2006E

Revenues
Sanction Fees	$25.3	$30.1 - $31.0	$32.0 - $32.8	$32.9 - $33.7
Sponsorship Revenue	8.1	14.1 - 15.9	17.8 - 21.3	20.9 - 26.2
Television Revenue	4.2	7.3 - 9.3	9.5 - 10.9	10.7 - 12.4
Engine Leases	1.9	2.0	—	—
Other Revenue	2.1	2.1	2.2	2.4
Race Promotion Revenue	16.5	11.1 - 12.1	13.9 - 15.2	15.3 - 16.7

Total Revenues	$58.1	$66.8 - $72.5	$75.4 - $82.4	$82.2 - $91.4
Expenses
Race Distributions	$63.1	$37.7	$27.0	$27.0
Race Expenses	8.5	6.9	6.3	6.0
Administrative and Indirect Expenses	20.8	16.5	14.5	14.6
Television Expense	17.1	15.9	14.8	14.8
Race Promotion Expense	19.5	11.5	11.5	12.1

Total Expenses	$128.8	$88.4	$74.1	$74.4

EBITDA	($70.8)	($21.7)-($15.9)	$1.3-$8.3	$7.8-$17.0
Extraordinary Items & public company expenses(4)	35.0	11.4	1.4	1.4

Adjusted EBITDA	($35.8)	($10.3)-($4.5)	$2.7-$9.7	$9.2-$18.4

Depreciation and Amortization	3.9	3.9	1.8	2.2

Adjusted EBIT	($39.7)	($14.1)-($8.4)	$0.9-$7.9	$7.0-$16.3

(1)	Source: Company public filings.
(2)	Extraordinary items include:
2000: $6.3 in bad debt expenses and $2.8 in severance expenses.
2001: $8.5 in asset impairment and strategic expenses, $3.5 in litigation expenses, and $4.2 in severance expenses.
2002: $1.4 in race promotion revenue, $1.2 in public company administrative expenses, $2.2 in severance/legal expenses, $9.7 in race promotion expenses, and $1.4 in relocation expenses.
LTM 3/31/03: $8.0 in Team Assistance payments. Also includes extraordinary items from last 9 months of 2002 described above.
(3)	Source: Management projections.
(4)	Extraordinary items and public company expenses include:
2003: $33.0 in Team Assistance payments, and $2.0 in public company administrative expenses.
2004: $10.0 in Team Assistance payments, and $1.4 in public company administrative expenses.
2005-6: $1.4 in public company administrative expenses.

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Statement of Projected Cash Flows	($ in millions)

	For the year ending December 31,

	2003	2004		2005		2006

	Scenario A	Scenario A	Scenario B	Scenario A	Scenario B	Scenario A	Scenario B

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	($47.3)	($12.5)	($16.3)	$4.4	($0.3)	$10.1	$3.8
Depreciation and Amortization	3.9	3.9	3.9	1.8	1.8	2.2	2.2
(Increase)/Decrease in Non-current Deferred Income Taxes	(20.8)	(6.8)	(8.8)	2.4	(0.2)	5.4	2.0
Changes in Working Capital	6.0	—	—	—	—	—	—
Changes in Other Assets	(0.1)	—	—	(0.5)	(0.5)	(0.5)	(0.5)

Net Cash Provided by Operating Activities	($58.3)	($15.4)	($21.2)	$8.2	$0.9	$17.2	$7.5
CASH FLOWS FROM INVESTING ACTIVITIES
Maintenance Capital Expenditures	(5.9)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
(Increase)/Decrease in Goodwill — net	(0.5)	—	—	—	—	—	—
Unrealized Gain on Investments (Included in Cash/Cash equivalents)	(0.1)	(0.5)	(0.5)	—	—	—	—

Net Cash Provided by Investing Activities	($6.6)	($2.5)	($2.5)	($2.0)	($2.0)	($2.0)	($2.0)
CASH FLOWS FROM FINANCING ACTIVITIES
Net Drawdown/(Repayment) of Debt	1.6	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)

Net Cash Provided by Financing Activities	$1.6	($0.2)	($0.2)	($0.2)	($0.2)	($0.2)	($0.2)

NET CHANGE IN CASH	($63.2)	($18.1)	($23.9)	$6.0	($1.3)	$15.0	$5.3

CASH BALANCE SUMMARY
Beginning Cash Balance	$86.3	$23.0	$23.0	$4.9	($0.9)	$10.9	($2.2)
Net Cash Increase (Decrease)	(63.2)	(18.1)	(23.9)	6.0	(1.3)	15.0	5.3

Ending Cash Balance	$23.0	$4.9	($0.9)	$10.9	($2.2)	$26.0	$3.1

Bear, Stearns & Co. Inc.	CONFIDENTIAL	13

Strategy & Selected Growth Opportunities

Increase focus on urban venues for race events

CART’s charter is to race in major urban markets in North America, Europe and the Pacific Rim. Urban events can create a significant “awareness factor” in the minds of residents in the locality beyond those who actually attend the race event. As a result, CART is able to deliver access to major urban markets to its sponsors, as well as create a mechanism to support and maximize “lifestyle marketing” programs by reaching audiences from various economic, ethnic, educational, and social walk of life. Conceivably, retail outlet chains and consumer product companies could become viable global sponsors for Champ Car. By combining other activities at its urban events such as lifestyle expositions, music, and other non-motorsport activities, CART can create “lifestyle bridges” that match those of the annual MLB All-Star Game or NFL Super Bowl on a local basis, except that such activities can take place 20 times a year in the major markets that CART serves. Furthermore, there are opportunities in CART’s schedule to continue adding major urban markets and remove more rural ones, as desired.

Enhance mass appeal for Champ Car racing

CART races and related race-weekend events are major attractions in local markets. Many branding and sponsorship opportunities remain untapped. In addition to expanded off-track promotional activities, CART is working on several initiatives to more clearly link their race cars in consumers’ minds with showroom cars and products available for purchase by the general public. These initiatives include an expanded Pace Car program, manufacturer “ride and drive” days for local dealerships, and other arrangements to highlight CART’s sponsors.

Modify CART’s television arrangement

CART has several options to help enhance television viewership so that CART captures more mind share and helps convert general sports fans into Champ Car fans. One model is to show qualifying and under card events on Friday and Saturday on cable television with the main race on Sunday shown on network TV. This concept has worked well in other sports such as professional golf and tennis.

In addition, CART may be able to improve financial performance in the near-term by shifting production costs and responsibility for advertising sales to an alternate content producer or offsetting those costs with a major sponsor. Also, foreign TV rights are currently under-exploited.

Continue reduction of race team costs

CART is modifying its schedule and a number of race rules to eliminate excessive race team costs related to travel sequencing, equipment transport, race personnel, and other logistical costs for each team. These changes, along with other competitive equipment specification changes, are intended to lower each team’s breakeven revenue requirements and eliminate the need for financial support from CART.

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Exploit sponsorship opportunities embedded in the intended switch to normally-aspirated gasoline powered engines

CART has announced that they intend to convert their race cars to normally-aspirated, V10, gasoline-powered engines for the 2005 season. This conversion could encourage major gasoline suppliers as well as automobile manufacturers and their key suppliers to become significant sponsors of CART as the race cars will be more clearly analogous to automotive products available to the general public. This change may also attract other consumer branded companies looking for association with a high-performance, young, affluent, urban demographic, which is the “market of tomorrow” at every level.

As a result of the internal restructuring of CART over the past 15 months, the Company now finds itself uniquely poised to provide quantifiable value to multinational companies who not only seek to reach the NAFTA, EEC and Pacific Rim markets but also those companies who wish to focus on US markets, their submarkets, i.e., the Hispanic/Latino demographic, as well as other North American markets. With the combination of its urban market strategy and its powerful fan demographics, the Company has a very clear, efficient and focused “delivery mechanism” that is flexible and responsive to the marketing needs of its key sponsors and clients.

Bear, Stearns & Co. Inc.	CONFIDENTIAL	15

Appendices

Appendix A

CART Fan Base Demographics

Champ Car Delivers Very Desirable Demographics Based on Age, Gender, Ethnicity, Education, and Income

Age Attributes

Gender Attributes

Source: Scarborough Research 2002 Release 1.

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Ethnicity Attributes

Education Attributes

Source: Scarborough Research 2002 Release 1.

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Household Income Attributes

Source: Scarborough Research 2002 Release 1.

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Champ Car’s Audience Exhibits More Favorable Automobile Purchasing Behavior than the National Average

Vehicle Ownership

National Average

Likelihood of Buying a Luxury Vehicle in the Next 12 months

Source: Scarborough Research 2002 Release 1.

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